FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-32895

Penn West Energy Trust (Translation of registrant's name into English)

2200, 425 - First Street SW, Calgary, Alberta T2P 3L8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST By its administrator, Penn West Petroleum Ltd.
(Registrant)

Date: November 14, 2007	By:	/s/ Todd Takeyasu
Name: Todd Takeyasu
Title: Senior Vice-President &
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated November 14, 2007 - Penn West amends information in its third quarter press release